                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CLASSIC VACATION GROUP, INC.
                       (Name of Subject Company (Issuer))

                           CVG ACQUISITION CORPORATION
                                    (Offeror)

                               CVG INVESTMENT LLC
                           THREE CITIES FUND III, L.P.
                        THAYER EQUITY INVESTORS III, L.P.
                          (Names of Offeror affiliates)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    18273V103
                      (CUSIP Number of class of securities)


       J. WILLIAM UHRIG                                WITH COPIES TO:
  CVG ACQUISITION CORPORATION                      DAVID W. BERNSTEIN, ESQ.
C/O THREE CITIES RESEARCH, INC.               CLIFFORD CHANCE ROGERS & WELLS LLP
      650 MADISON AVENUE,                              200 PARK AVENUE.
   NEW YORK, NEW YORK 10022                     NEW YORK, NEW YORK 10166-0153
        (212) 838-9660                                  (212) 878-8000

    (Name, Address and Telephone No. of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)                AMOUNT OF FILING FEE(2)
------------------------                -----------------------
$660,996.90                             $132

(1) Calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, solely for purposes of computing the filing fee; based upon the tender offer price of $0.15 cash per share and 4,406,646 shares of common stock outstanding and not already owned by Offeror group immediately prior to the expiration of the tender offer.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended equals 1/50 of one percent of the transaction valuation.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:                      Filing Parties:
                       -------------------                  --------------------

Form or Registration No.:                    Date Filed:
                         -----------------              ------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.

          [ ]  issuer tender offer subject to Rule 13e-4.

          [X]  going-private transaction subject to Rule 13e-3.

          [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO


      This Tender Offer Statement on Schedule TO relates to the offer by CVG Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of Classic Vacation Group, Inc., a New York corporation (the "Company"), that are not already owned by the Purchaser, CVG Investment LLC ("CVGI"), Three Cities Fund III, L.P. ("Three Cities"), GV Investment LLC ("GVI", which is wholly-owned by Three Cities and two related funds), or Thayer Equity Investors III, L.P. ("Thayer") at $0.15 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2001, a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2).

      The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Schedule TO by reference in answer to each of the Items 1 through 13 of Schedule TO (including Schedule 13E-3 filed under the same cover), except that, to the extent that a partial answer is given in this Schedule TO to any of those Items, the information contained in the Offer to Purchase and Letter of Transmittal is incorporated by reference in partial answer to those Items.

      In response to Item 13 of Schedule 13E-3, (1) the Company's audited financial statements as of and for the years ended December 31, 1999 and 2000 are incorporated by reference to Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission (the "Commission") on March 27, 2001 and (2) the Company's unaudited financial statements as of and for the three months, six months and nine months ended September 30, 2001 are incorporated by reference to Part I,
Item 1 of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001 filed with the Commission on November 8, 2001.

ITEM 2. SUBJECT COMPANY INFORMATION. -

      1002(a) Name and Address. The telephone number of the Company's principal executive office is (408) 882-8455.

ITEM 12.  EXHIBITS.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
(a)(1)            Offer to Purchase

(a)(2)            Letter of Transmittal

(a)(3)            Notice of Guaranteed Delivery

(a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees

(a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)            Summary Advertisement

(d)(1)            Note Purchase Agreement between CVGI and the Company, dated
                  November 2, 2001 (without exhibits)

(d)(2) Agreement to Tender among CVGI, GVI, Three Cities, Thayer and the Company, dated November 2, 2001

(d)(3)            Waiver by GVI dated November 2, 2001

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 4. Identity and Background of Filing Person.

      1004(e) Provisions for Unaffiliated Security Holders. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

      1006(c) Plans. If Purchaser's (and each other filer's) plan to consummate a cash-out merger is successful, the Company, as surviving entity to the merger, may substantially re-organize its structure of governance, including changes as described in subparts (c)(1) through (c)(8) of Item 1006 of Regulation M-A.

Item 8. Fairness of the Going Private Transaction.

      1014(c) Approval of Security Holders. The transaction is not structured to require approval of the unaffiliated security holders.

Item 10. Source and Amounts of Funds and Other Consideration.

      1007(c) Expenses. The following table sets forth the estimated expenses in connection with the tender offer:

      Filing fee - Securities and Exchange Commission                $     132
      Legal fees and expenses                                          100,000
      Printing costs                                                    55,000
      Summary Advertisement                                             27,000
      Miscellaneous                                                      7,868
                                                                     ---------
      TOTAL                                                          $ 190,000

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      1009(b) Employees and Corporate Assets. No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed or utilized by the Purchaser, CVGI, Three Cities or Thayer in connection with the tender offer or the cash-out merger planned by the filing parties, except to the extent that, in order to comply with requirements of the Securities Exchange Act of 1934, as amended, officers and employees of the Company are required to prepare a filing on Schedule 14D-9 with regard to the tender offer and amendments to that filing, and except to the extent that officers or employees of the Company may participate in preparation of a proxy statement or information statement relating to the merger, if one is required.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  November 13, 2001

                                             CVG ACQUISITION CORPORATION


                                        By:  /s/ Jeanette Welsh
                                             -----------------------------------
                                             Name: Jeanette Welsh
                                             Title: Secretary, Treasurer


                                             CVG INVESTMENT LLC


                                        By:  /s/ Jeanette Welsh
                                             -----------------------------------
                                             Name: Jeanette Welsh
                                             Title: Secretary, Treasurer

                                             THREE CITIES FUND III, L.P.
                                             By: TCR Associates III, L.L.C.
                                                 its general partner


                                        By:  /s/ Willem de Vogel
                                             -----------------------------------
                                             Name:  Willem de Vogel
                                             Title: President


                                             THAYER EQUITY INVESTORS III, L.P.
                                             By: TC Equity Partners, L.L.C.
                                                 its general partner


                                        By:  /s/ Frederic V. Malek
                                             -----------------------------------
                                             Name: Frederic V. Malek
                                             Title: Member